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                                                                     EXHIBIT 8.1
                                 JONES & KELLER
                                  [Letterhead]


                                ___________, 1996


Citizens, Inc.
Post Office Box 149151
Austin, Texas  78714-9151

Citizens Acquisition, Inc.
Post Office Box 149151
Austin, Texas  78714-9151

Insurance Investors & Holding Co.
Central Investors Life Insurance Company
2512 North Knoxville Avenue
Peoria, Illinois  61604

Gentlemen:


         Our opinions as expressed below are based solely upon: (1) the information contained in the Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on _______________, 1996 and declared effective on ___________________, 1996 (hereafter "Registration Statement");
(2) relevant information provided by the principals and disclosed under the facts section of this letter; (3) the Internal Revenue Code of 1986, as amended (hereinafter "IRC"), the regulations promulgated thereunder, and the current administrative positions of the Internal Revenue Service ("IRS") contained in published Revenue Rulings and Revenue Procedures; and (4) existing judicial decisions. Any or all of the above are subject to change or modification by subsequent legislative, regulatory, administrative or judicial decisions which could adversely affect our opinions.


         This letter is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord (the "Accord") of the ABA Section of Business Law (1991). As a consequence, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord, and this letter should be read in conjunction therewith.

         "Merger" and "Exchange" refer to the transactions set forth in the Plan and Agreement of Merger ("Merger Agreement") dated November 28, 1994 between Citizens, Inc. ("Citizens"), Citizens Acquisition, Inc. ("Acquisition"), Insurance Investors & Holding Co. ("Investors") and Central Investors Life Insurance Company of Illinois ("Central"). Capitalized terms herein have the same meaning as in the Merger Agreement. Central is a subsidiary of Investors. Acquisition is a subsidiary of Citizens. The Class A Common


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Stock of Investors is herein referred to as "Investors Class A Common Stock";
the Class B Common Stock of Investors is herein referred to as "Investors Class B Common Stock"; and both are sometimes herein referred to as "Investors Stock". Central Common Stock is sometimes herein referred to as "Central Stock".

         Shareholders residing or conducting business in foreign countries, states or municipalities having tax laws could be required to pay tax with respect to transactions in that country, state or municipality. We do not express any opinion as to foreign, state or local tax consequence.

         The consequences described in this summary are not applicable to nonresident aliens, to foreign corporations, to debtors under the jurisdiction of a court in a case under Title 11 of the United States Code or in a receivership, foreclosure, or similar proceeding, to investment companies within the meaning of IRC Section 351(e), to shareholders who are dealers in securities, to shareholders who are subject to alternative minimum taxes, to shareholders who do not hold their common stock as capital assets, to shareholders who are financial institutions, or to shareholders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions.

         The principal reasons for the Merger and the Exchange can be summarized as follows:

                 (1) to create a combined entity with greater financial strength and an enhanced competitive position as compared to the separate entities;

                 (2) to achieve improved capitalization and economies of scale;

                 (3) to consolidate the ownership and operation of the assets of the separate entities into an affiliated group of corporations having greater and more diversified reserves, properties and products;

                 (4) to provide greater liquidity and diversity to Investors and Central shareholders; and

                 (5) to promote more efficient operation of Central by eliminating minority shareholder interests.


         This letter is conditioned on the accuracy of the factual information, assumptions and representations contained in the Registration Statement and the factual information and representations made by Citizens, Acquisition, Investors, Central and certain shareholders of Investors and Central, to Jones & Keller P.C., as follows:


                 (1) that Citizens, Investors and Central, in arriving at the method used to determine the number of shares of Citizens Common Stock to be received by each


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         Investors and Central shareholder, attempted in good faith to value the Investors Class A Common Stock, Investors Class B Common Stock and Central Common Stock to be transferred and to value the Citizens Common Stock to be exchanged for such Investors Class A Common Stock, Investors Class B Common Stock and Central Common Stock in an effort to ensure that each shareholder receiving Citizens Common Stock pursuant to the Merger and Exchange received a number of shares of such stock approximately equal in value to the Investors Class A Common Stock, Investors Class B Common Stock and Central Common Stock exchanged therefor;

                 (2) that, with respect to any persons who own one percent or more of the value of Investors Stock there is no plan or intention, and to the best of the knowledge of Investors management, there is no plan or intention on the part of remaining shareholders of Investors to sell, exchange or otherwise dispose of Citizens Common Stock received in the Merger which would reduce Investors shareholders ownership of Citizens Common Stock to a number of shares having a value less than 50 percent of the value of all of the formerly outstanding Investors Stock as of the effective date of the Merger, and there is no binding contract or obligation to sell such stock to persons who are not parties to this Merger. For these purposes, shares of Investors Stock exchanged for cash or other property, surrendered by dissenters, or exchanged for cash in lieu of fractional shares of Citizens Stock, will be treated as outstanding Investors Stock on the effective date of the Merger. Moreover, shares of Investors Stock and shares of Citizens Common Stock held by Investors shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Merger will be considered;

                 (3) that following the Merger, Investors will hold at least 90 percent of the Fair Market Value of its Net Assets and at least 70 percent of the Fair Market Value of its Gross Assets and at least 90 percent of the Fair Market Value of Acquisition's Net Assets and at least 70 percent of the Fair Market Value of Acquisition's Gross Assets held immediately prior to the Merger. Amounts paid by Investors or Acquisition to dissenters, amounts paid by Investors or Acquisition to shareholders who receive cash or other property, amounts used by Investors or Acquisition to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Investors will be included as assets of Investors or Acquisition, respectively, immediately prior to the Merger;

                 (4) that prior to the Merger, Citizens will be in control of Acquisition within the meaning of IRC Section 368(c);

                 (5) that Investors has no plan or intention to issue additional shares of its stock that would result in Citizens losing control of Investors within the meaning of IRC Section 368(c);





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                 (6)      that Central has no plan or intention to issue
         additional shares of its stock that would result in Investors losing control of Central within the meaning of IRC Section 368(c);

                 (7) that Citizens has no plan or intention to redeem or otherwise reacquire any Citizens Class A Common Stock to be issued to Investors shareholders in the Merger;

                 (8) that Citizens has no plan or intention to liquidate Investors; to merge Investors with or into another corporation; to sell or otherwise dispose of the stock of Investors except for transfers of stock to corporations controlled by Citizens; or to cause Investors to sell or otherwise dispose of any of its assets or any of the assets acquired from Acquisition, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by Investors;

                 (9) that Investors has no plan or intention to liquidate Central; to merge Central into another corporation; to cause Central to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business; or to sell or otherwise dispose of any of the Central Stock acquired in the transaction, except for transfers described in Section 368(a)(2)(C) of the Internal Revenue Code;

                 (10) that Acquisition will have no liabilities assumed by Investors, and it will not transfer to Investors any assets subject to liabilities, in the Merger;

                 (11) that neither Investors nor Citizens have any plans or intention to redeem or otherwise reacquire any Citizens Class A Common Stock to be issued to Central shareholders in the Exchange;

                 (12) that following the Merger and Exchange, Investors will continue the historic business of Central or use a significant portion of Central's historic business assets in a business;

                 (13) that Citizens, Acquisition, Investors and Central will assume and pay their respective reorganization expenses, if any, incurred in connection with the Merger and Exchange;

                 (14) that there is no corporate indebtedness between Citizens or Investors or between Acquisition and Investors that was issued, acquired or will be settled at a discount;

                 (15) that in the Merger, shares of Investors Stock representing control of Investors, as defined in IRC Section 368(c), will be exchanged solely for Citizens voting Common Stock. Shares of Investors Stock exchanged for cash or other





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         property originating with Citizens will be treated as outstanding
         Investors Stock on the effective date of the Merger;

                 (16) that on the effective date of the Merger and Exchange, Investors and Central will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Investors or Central that, if exercised or converted, would affect Citizens acquisition or retention of control of Investors or Investors acquisition or retention of control of Central, as defined in IRC
         Section 368(c);

                 (17) that Citizens does not own, nor has it owned during the past five years, any shares of Investors or Central Stock;

                 (18) that neither Citizens, Acquisition, Investors nor Central are investment companies as defined in IRC Section 368(a)(2)(F)(iii) and (iv);

                 (19) that on the effective date of the Merger, the fair market value of the assets of Investors will equal or exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject;

                 (20) that on the effective date of the Exchange, the fair market value of the assets of Central will equal or exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject;

                 (21) that neither Citizens, Acquisition, Investors nor Central are under the jurisdiction of a court in a Title 11 or similar case within the meaning of IRC Section 368(a)(3) (A);


                 (22) that the Merger and Exchange will be consummated and qualify as a statutory merger and statutory exchange, respectively, in full compliance with Illinois law;


                 (23) that the Investors Stock and Central Stock to be surrendered by each Investors and Central shareholder will not be subject to any liability and neither Investors nor Citizens will assume liabilities with respect to the surrendered Investors Stock or Central Stock;


                 (24) that the Merger will not be consummated in the event more than 2.5 percent of the shareholders of Investors dissent to the Merger;


                 (25) that Investors will acquire Central Stock solely in exchange for Citizens Class A Voting Common Stock at a time when Citizens is in control of Investors as defined in IRS Section 368(c). For purposes of this representation, Central Stock redeemed for cash or other property furnished by Investors will be considered as acquired by Investors. Further, no liabilities of Central or the Central shareholders


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         will be assumed by Investors, nor will any of the Central Stock be subject to any liabilities;

                 (26) that cash payments in lieu of fractional shares are simply a mathematical rounding-off for the purpose of simplifying corporate and accounting problems which would have been caused by the actual issuance of fractional shares, and such payments are not separately bargained for consideration;

                 (27)     that there will be no dissenters to the Exchange; and

                 (28) that none of the compensation received by any shareholder of Central will be separate consideration for, or allocable to, any of their shares of Central Stock; none of the shares of Citizens Stock received by any shareholder will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.


         In rendering an opinion on the federal income tax consequences of the Merger and the Exchange reasonable steps have been taken to assure that all material tax issues are considered in light of the facts, and that all of such issues involving a reasonable possibility of challenge by the IRS are fully and fairly addressed. A "material tax issue" includes only those tax issues that could have a significant impact (either beneficial or adverse) on any Investors or Central shareholder participating in the Merger or Exchange under circumstances reasonably foreseeable by us.



         The opinions expressed below are rendered only with respect to the specific matters described herein, and we express no opinion with respect to any other federal income tax aspects of the Merger or Exchange. Should any of the facts, circumstances, or assumptions specified herein be subsequently determined incorrect or inaccurate, our conclusions may vary from those set forth below and such variance could be material. In addition, we do not opine as to the taxable or nontaxable status of any previous transactions not considered by us to be part of the Merger and Exchange transaction.


         The tax issues that are material to the Merger and the Exchange concern tax consequences to Investors and its shareholders upon the merger of Acquisition into and with Investors in exchange for Citizens Common Stock, and the tax consequences to Central shareholders upon the acquisition of Central Common Stock in exchange for Citizens Common Stock.


         The Merger of Acquisition into Investors will constitute a reorganization within the meaning of IRC Section 368(a)(1)(A) and IRC Section 368(a)(2)(E) and Citizens, Acquistion, and Investors will each be a "party to a reorganization" within the meaning of IRC Section 368(b),



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The Exchange, whereby Investors will obtain the Central Common Stock from minority shareholders in exchange for Citizens Common Stock, will constitute a reorganization within the meaning of IRC Section 368(a)(1)(B) and Citizens, Investors and Central will each be a "party to a reorganization" within the meaning of IRC Section 368(b).


         Accordingly, in our opinion, the material tax consequences of the Merger and Exchange are as follows:

         (1) No gain or loss will be recognized by the shareholders of Investors upon the exchange of their shares of Investors Class A Common Stock and Investors Class B Common Stock for shares of Citizens Common Stock (except for cash received in lieu of a fractional share of Citizens Common Stock) or by the shareholders of Central upon the exchange of shares of Central Common Stock for shares of Citizens Common Stock (except for cash received in lieu of a fractional share of Citizens Common Stock). IRC Section 354(a).

         (2) The tax basis of the shares of Citizens Common Stock received by a shareholder of Investors and Central (including any fractional share of Citizens Common Stock not actually received) will be the same as the basis of the Investors Stock and Central Stock surrendered by that shareholder in the Merger and Exchange. IRC Section 358(a), IRC Regulation Section 1.358-1(a).

         (3) The holding period of the shares of Citizens Common Stock received by a shareholder of Investors or Central will include the period during which such shareholder held the Investors Stock or Central Stock exchanged therefor, to the extent that the Investors Stock and Central Stock was held by the shareholder as a capital asset on the date of the consummation of the Merger and Exchange. IRC Section 1223(1).

         (4) Cash received by the Investors shareholders who properly exercise their dissenters' rights will be treated as having been received in redemption of the shares so cashed out, and may result in taxable gain or loss, measured by the difference (if any) between the amount of cash received and such shareholder's basis in the Investors Stock. Provided the shares were held as capital assets at the time of the redemption, such gain or loss will constitute capital gain or loss, and such gain or loss will be long term capital gain or loss if the holding period for such shares was greater than one year. It is possible, that for some shareholders, the distribution of cash may be treated as a dividend taxable as ordinary income. See IRC Sections 302, 301.

         (5) Cash payments received by Investors shareholders or Central shareholders in lieu of fractional shares of Citizens Common Stock will be treated as if such fractional share of Citizens Common Stock has been issued in the Merger and Exchange and then redeemed by Citizens. An Investors or Central shareholder receiving such cash will





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recognize gain or loss, upon such payment, measured by the difference (if any)
between the amount of cash received and the basis in such fractional share. Provided the fractional share was held as a capital asset at the time of the redemption, such gain or loss will constitute capital gain or loss, and such gain or loss will be long term capital gain or loss if the holding period for such share (taking into account the holding period of the Investors Stock and Central Stock surrendered, as described in (3) above) was greater than one year. It is possible that the distribution of cash may be treated as a dividend taxable as ordinary income if the IRS determines that the distribution in redemption is essentially equivalent to a dividend. See IRC Sections 356, 302.

         (6) No material gain or loss will be recognized by Investors, Central, Citizens or Acquisition as a result of the Merger or Exchange. IRC Sections 361 and 1032. The adjusted tax basis of Acquisition properties will carryover to Investors. IRC Section 362.

         (7) Section 382 limits the Net Operating Loss carryover of a company following an ownership change. Investors and Central, as a group, will be deemed to have an ownership change. After an ownership change, the amount of income that a corporation may offset each year by Net Operating Losses that occurred before the change is generally limited to an amount determined by multiplying the value of the equity of the corporation immediately prior to this change by the federal long-term tax exempt rate in effect on the date of the change. Any unused limitation may be carried forward and added to the next year's limitation. To the extent Investors and Central also have built-in losses as defined in IRC Section 382(h) as of the date of the Merger, IRC
Section 382 limits the utilization of such losses after the ownership change. IRC Section 383 will similarly limit the utilization of excess credits, net capital losses, and foreign tax credits, if any, after the ownership change.
In addition, IRC Section 384 limits the use of preacquisition losses to offset built-in gains, if any, after the ownership change. Proposed regulations under IRC Sections 382 and 1502 implement the above restrictions.

         (8) Each shareholder of Investors and Central must file pursuant to IRS Regulation 1.368-3(b), with his or her income tax return for the year in which the Merger and Exchange is consummated, a statement which provides details relating to the property transferred, securities received and liabilities, if any, assumed in the exchange.

         The preceding discussion and opinions are based on our interpretations of the facts and assumptions, based on the IRC, the regulations thereunder and judicial and administrative interpretations thereof. They are subject to change by subsequent regulatory, administrative, legislative, or judicial actions which could have an effect on the validity of our opinions. Our opinions are effective as of the Effective Time for the Merger and Exchange as described in the Merger Agreement.

         It should be noted that we do not express an opinion on the valuations of Investors, Central or Citizens assets or stock or the ratio of exchange of Investors Stock or Central Stock for Citizens Common Stock.





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         We believe we have addressed all material tax issues in regards to the
Merger and Exchange. If the Merger and Exchange is transacted as outlined in the facts given, the material tax issues addressed singularly and in the aggregate will more likely than not be upheld under challenge by the IRS.

         Each Investors and Central shareholder should consult his own qualified tax advisor to evaluate the tax effects of this exchange based on his personal facts and circumstances.

                                        Very truly yours,



                                        JONES & KELLER, P.C.





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